Exhibit (a)(15)

Flexion Employee Questions and Answers1

Benefits

Q1.	Will Flexion be offering job placement resources such as resume fine tuning or help with LinkedIn to employees who are displaced?

A:	As of now, Flexion will not be offering any formal job placement services to employees. We are considering offering some internal workshops and will communicate more on this in the future.

CIC/Severance

Q2.	Would I still be eligible to receive severance payments and benefits if I’m asked to stay on with Pacira?

A:	Subject to the terms and conditions of our Change in Control Severance Benefit Plan (the “CIC Plan”), both a change in control (“CIC”) and your involuntary termination without Cause or resignation for Good Reason during the CIC Period (referred to as a “double trigger” or a “Covered Termination”) must occur in order for you to be eligible to receive your severance payments and benefits. The CIC Period is defined as the period commencing one month prior to and ending 12 months following the closing of the transaction.

Q3.	If we are asked to stay on with Pacira for a transition period after the transaction closes, when does our eligibility for severance payments and benefits under the CIC Plan terminate?

A:	Your eligibility to receive severance payments and benefits under the CIC Plan terminates after the end of the CIC Period. The CIC Period is the period commencing one month prior to and ending 12 months following the closing of a CIC.

Q4.	Can Flexion HR provide a list of specific triggers for severance payments and benefits under the CIC Plan if we are offered a position with Pacira? Location, title/responsibilities, reporting structure, travel requirements, etc.?

A:	After the closing of a CIC, your eligibility to receive severance payments and benefits under the CIC Plan is triggered by your involuntary termination without Cause or your resignation for Good Reason. See the definition of “Good Reason” in Q5 below, which is based on the definition provided in the CIC Plan.

Q5.	This Q&A states that the CIC Plan provides severance payments and benefits if an employee resigns for Good Reason. Are you able to provide additional details or examples as to what “resigns for Good Reason” could refer to?

A:	The CIC Plan provides that the term “Good Reason” for an employee’s resignation means the occurrence of any of the following events, conditions or actions taken by the Company without Cause and without such employee’s written consent: (i) a material reduction of such employee’s annual base salary; provided, however, that Good Reason shall not be deemed to have occurred in the event of a reduction in employee’s annual base salary that is pursuant to a salary reduction program affecting substantially all of the employees of the Company at employee’s level and that does not adversely affect the employee to a greater extent than other similarly situated employees; (ii) a material reduction in such employee’s authority, duties or responsibilities; provided, however, that a change in employee’s title or reporting relationships shall not alone provide the basis for a voluntary termination with Good Reason; (iii) a relocation of such employee’s principal place of employment with the Company to a place that increases such employee’s one-way commute by more than 50 miles as compared to such employee’s then-current principal place of employment immediately prior to such relocation (excluding regular travel in the ordinary course of business); or (iv) a material breach by the Company of any provision of the CIC Plan or any other material agreement between employee and the Company concerning the terms and conditions of employee’s employment; provided, however, that in each case above, in order for the employee’s resignation to be deemed to have been for Good Reason, the employee must first give the Company written notice of the action or omission giving rise to “Good Reason” within 30 days after the first occurrence thereof; the Company must fail to reasonably cure such action or omission within 30 days after receipt of such notice (the “Cure Period”), and the employee’s resignation must be effective not later than 30 days after the expiration of such Cure Period.

1	These Employee Questions and Answers are for general informational purposes and shall not be construed in any way as a promise or guarantee of continued employment with Flexion or Pacira for any specific period of time or providing any legal or tax advice.

November 1, 2021

Bonus/Incentive Compensation

Q6.	Is the severance bonus payment under the CIC Plan separate from my annual bonus, i.e., do I get both?

A:	In the normal course of business, you are eligible for an annual target cash bonus based on the achievement of relevant corporate and/or individual performance metrics at target levels for the applicable performance period.

Our CIC Plan requires both a change in control and your involuntary termination without Cause or resignation for Good Reason during the CIC Period (i.e., double trigger) for you to be eligible to receive an annual target cash bonus payment as part of your severance for the year in which your Covered Termination occurs. The intent here is for the employee not to lose the bonus they otherwise may have received for the year in which his/her Covered Termination occurs. This is NOT an additional bonus related to a CIC within that year – it replaces the normal bonus for the year of termination which you may have otherwise received if the applicable performance metrics were met. In other words, you are only eligible to receive one bonus for a given calendar year. Please see Q9 below for additional information regarding bonus eligibility in the event the transaction closes in 2022.

If you are on our corporate bonus plan and if the double trigger is met under the CIC Plan, you will be eligible to receive your full (100%) target bonus for the year of your Covered Termination as part of your severance, subject to the terms and conditions of the CIC Plan and your CIC Plan participation agreement. For those of you that started in 2021, this bonus payment will not be prorated to your date of hire; you will receive 100% of your target.

If you are on a biannual or quarterly bonus plan (an “Incentive Compensation Plan”) and the double trigger is met under the CIC Plan, you will be eligible to receive the full target bonus for the segment of the applicable performance period that is not yet completed—so either the second half of this year or the fourth quarter of this year, subject to the terms and conditions of the CIC Plan and your CIC Plan participation agreement. This is because you do not have an annual bonus, but the Compensation Committee of our Board of Directors (the “Committee”) has interpreted the CIC Plan so that it still applies to you based on the remaining biannual or quarterly bonus target for the year.

Note that if you remain continuously employed with the Company through the closing of the transaction (or, if earlier, the applicable payment date in 2022) and timely execute a form of waiver and acknowledgement (referred to as the “Waiver” or a “2021 Bonus Agreement and Waiver”) provided by us, we will pay you your 2021 annual target cash bonus, annual target variable compensation or, if your performance is measured on a quarterly or bi-annual basis, target variable cash compensation for the portion of the applicable performance period that has not lapsed in 2021. If you choose not to sign the Waiver, you will not be eligible to receive such bonus payment on these terms; however, your eligibility to receive the bonus severance payment under the CIC Plan will remain unchanged.

Q7.	Am I eligible for a severance bonus payment under the CIC Plan if I am offered continued employment with Pacira?

A:	Subject to the terms and conditions of the CIC Plan, you are only eligible to receive a severance bonus payment under the CIC Plan if the double trigger described above is met and if you have not otherwise executed the Waiver (see above) or the double trigger is met under circumstances not covered by the Waiver (for example, you are notified of termination in 2022).

Q8.	If I am on the Incentive Compensation Plan, why is my severance bonus payment under the CIC Plan going to be equal to my Q4 target rather than a true up to 100% of all of my 2021 quarterly or bi-annual incentive compensation targets?

A:	The CIC Plan applies to annual bonuses, and if you are on the Incentive Compensation Plan, your bonuses are determined and paid on quarterly or bi-annual periods. However, the Committee is the CIC Plan Administrator prior to the closing of a CIC event. Under the CIC Plan, the Committee has the exclusive discretion and authority to establish rules, forms, and procedures for the administration of the CIC Plan and to construe and interpret the CIC Plan and to decide any and all questions of fact, interpretation, definition, computation or administration arising in connection with the operation of the CIC Plan, including, but not limited to, the eligibility to participate in the CIC Plan and the amount of benefits paid under the CIC Plan. The rules, interpretations, computations and other actions of the Committee are binding and conclusive on all persons.

November 1, 2021

The Committee recognized that because the CIC Plan only speaks to annual bonuses, it may not apply to employees on the Incentive Compensation Plan. For this reason, the Committee used its authority to interpret the CIC Plan such that the CIC Plan would cover the bonus for the remaining period of the year in which a Covered Termination occurs if you are a participant under the Incentive Compensation Plan. The Committee also deemed this to be consistent with the intent of the CIC Plan for those that already received bonuses for completed quarterly and bi-annual periods, and thus would not otherwise be at risk of losing a bonus for those completed periods due to a CIC.

Q9.	Will I receive a 2021 bonus if the transaction does not close until 2022?

A:	If the transaction closes in 2022, you will still be eligible to receive your 2021 bonus (subject to the terms and conditions applicable to such bonus) and will practically speaking also retain the right to receive a target bonus as part of your severance under the CIC Plan and your CIC Plan participation agreement if you experience a Covered Termination.

Q10.	If I am still employed by Flexion or Pacira at the end of 2021, will my 2nd half or Q4 incentive compensation be paid based on my actual performance?

A:	If you have not signed the 2021 Bonus Agreement and Waiver document and you are still employed by Flexion (i.e., the transaction hasn’t yet closed) or Pacira (i.e., the transaction has closed and you have not been terminated by year end), you will be eligible to receive a bonus based on the terms and conditions of the Incentive Compensation Plan and your actual performance.

If you signed the 2021 Bonus Agreement and Waiver, you will be paid 100% of the remaining segment of your unpaid bonus for 2021 (either the fourth quarter if your bonus is paid quarterly or the second half of the year if your bonus is paid bi-annually), if you remain continuously employed with Flexion through the closing of the transaction (or, if earlier, the applicable payment date in 2022).

Q11.	If I sign the 2021 Bonus Agreement and Waiver, what am I waiving?

A:	You will be paid your 2021 bonus at 100% of target shortly after the closing of the transaction (or potentially earlier than closing if the transaction closes in 2022), however, if the transaction closes in 2021 and you either have a Covered Termination in 2021 or were notified in 2021 that you will experience a Covered Termination within 90 days after the closing of the transaction, you waive your right to receive a second target bonus under your CIC Agreement in connection with a Covered Termination that occurs in that period.

Why? Because to be guaranteed your 2021 bonus (when you otherwise may not have received a bonus without meeting the double trigger) and then less than three months later receive a second full bonus would amount to double-dipping.

Q12.	I was hired this year. If I sign the 2021 Bonus Agreement and Waiver to receive the 2021 bonus at target, or if I am eligible for the CIC bonus by meeting the double trigger, will I receive either bonus at target or will it be prorated?

Those on the corporate bonus plan will receive 100% of their annual bonus at target (not prorated) and those on the Incentive Compensation Plan will receive 100% of their remaining, unpaid bonus at target, subject to remaining continuously employed with Flexion through the closing of the transaction (or, if earlier, the applicable payment date in 2022).

Q13.	What happens if I choose not to sign the 2021 Bonus Agreement and Waiver?

A:	If you choose not to sign the 2021 Bonus Agreement and Waiver, you will not be eligible to receive the 2021 bonus under the terms of the 2021 Bonus Agreement and Waiver—you are giving up the guarantee of a 2021 bonus if you remain continuously employed with Flexion through the closing of the transaction (or, if earlier, the applicable payment date in 2022).

So, with no guarantee, if the double trigger is met in 2021, you will be eligible to receive a target bonus subject to the terms and conditions of the CIC Plan and your CIC Plan participation agreement only.

If the double trigger is not met in 2021, your bonus payment under Flexion’s normal bonus program, if any, may or may not be paid in the ordinary course. Remember, there is no guarantee in any given year to receive 100% of your bonus, or any bonus for that matter.

November 1, 2021

Equity

Q14.	Can you remind me of the definition of a stock option and a restricted stock unit?

A:	A stock option is a contractual right to buy stock at a specified price (the “exercise” or “strike” price) at any time after the option becomes exercisable and before the option expires (usually ten years from grant) or is terminated (e.g., shortly after the recipient leaves employment). In general, an option only has value if the public trading price for the underlying shares is greater than the exercise price; otherwise, it would be cheaper to buy the shares on the open market than to exercise the option, and the option is said to be “under water.” For incentive stock options, there generally is no ordinary income tax imposed until the purchased shares are sold (although that can happen the same day), and there can be preferential tax treatment on that sale if certain technical requirements are satisfied under applicable tax laws. Note, however, that if an incentive stock option is cancelled in a CIC prior to actual exercise and converted into a right to receive one or more cash payments, the cash payments are treated just like a cash bonus that is subject to applicable tax withholdings. For nonstatutory stock options, the exercise results in ordinary income, subject to applicable tax withholdings, and the sale of the shares acquired upon exercise generally may result in long-term or short-term capital gain or loss depending on how long you held the shares prior to such sale.

Restricted stock units (RSUs) are rights to receive stock when certain conditions are met. Unlike options, there is no purchase involved, so RSUs always have value. Since there is immediate value, however, the fair market value of the shares issued when RSUs vest is taxed just like a cash bonus, subject to applicable tax withholdings.

Both stock options and RSUs are subject to vesting schedules, which can be based on the recipient’s remaining employed for a certain length of time or on meeting specified performance goals. When options vest, they may be exercised to purchase shares; when RSUs vest, shares are simply issued.

This is a summary only; please refer to your award agreements, as applicable, for more details and consult with your own personal tax, financial and/or legal advisors regarding the tax consequences associated with stock options and RSUs. Neither Flexion (before the closing of the transaction) nor Pacira (following the closing of the transaction) can provide you with individual tax advice.

Q15.	To calculate how much my RSU payout will be, can I simply take my total number of unvested RSUs I have and multiply it by $8.50?

A:	At the closing of the transaction, each unvested RSU award will be accelerated and become fully vested without any action on your part. Each RSU will then be cancelled and converted into the right to receive (i) a cash payment equal to the product of the total number of shares issuable under that RSU immediately prior to the closing multiplied by $8.50, and (ii) one contingent value right (“CVR”) for each of those issuable shares. Any payments you receive in respect of your RSUs will be subject to applicable tax withholdings.

Example: If you held unvested RSUs under which 1,000 shares would vest and be issuable as of immediately prior to the closing of the transaction, you would receive $8,500 (1,000 x $8.50), less applicable tax withholdings, and 1,000 CVRs.

Q16.	RSUs are typically set up as Sell to Cover. If RSUs are sold to cover do I lose the CVR of those shares? If so, how could I prevent that from happening and losing the potential value of the CVRs?

A:	The “Sell to Cover” mechanism used when RSUs vest in the normal course does not apply in this case. As addressed in Q16 to the Q&A dated 10/11/2021:

At the closing of the transaction, each outstanding restricted stock unit award (“RSU”) will be accelerated and become fully vested without any action on your part. Each RSU will then be cancelled and converted into the right to receive (i) a cash payment equal to the product of the total number of shares issuable under that RSU immediately prior to the closing multiplied by $8.50, and (ii) one CVR for each of those issuable shares.

Any payments you receive in respect of your RSUs will be subject to applicable tax withholdings. So, any applicable tax withholding will be taken from the gross payment; the tax will not be covered by selling the shares that would be issuable under the RSUs.

November 1, 2021

Q17.	When will the trading window reopen for employees?

A:	The trading window will not reopen while the transaction is pending. Flexion employees are prohibited from the purchase or sale of Flexion Stock while the trading window is closed.

Q18.	If I own Flexion stock outside of ESPP or RSUs, am I restricted from selling those as well?

A:	Yes, any Flexion stock that employees own—whether an RSU, vested option, shares purchased through the ESPP or shares otherwise acquired through the open market—is subject to the Flexion trading window.

Q19.	If we are currently participating in the ESPP, do our purchases stop as of the 10/11/21 announcement or do purchases continue until the transaction has officially closed?

A:	As addressed in Q17 to the Q&A dated 10/11/2021: Our 2013 Employee Stock Purchase Plan (“ESPP”) will terminate upon the closing of the transaction, and your accumulated contributions for the current offering period will be used to purchase ESPP shares before the closing. At the closing, the purchased shares will be converted into the right to receive $8.50 per share in cash, plus one CVR per share, and any cash balance in your ESPP account will be refunded to you. Payments made in connection with the transaction will be subject to applicable tax withholdings. If the transaction has not closed by the next purchase date, then the purchase will occur as originally scheduled. Unless the merger agreement with Pacira is terminated, Flexion’s Board of Directors has determined that no new offering will commence under the ESPP and the current offering will be the only outstanding offering under the ESPP.

Q20.	If we are currently participating in the ESPP, can we make changes to our contribution percentage that we selected when we enrolled?

A:	No. Once you have enrolled in an offering, your contribution percentage will stay the same for that offering period and you cannot increase or decrease the amount. However, you do have the option to suspend or withdraw your contributions. By suspending, you will no longer contribute to the ESPP, however, your contributions to date will still be used to purchase ESPP shares as discussed in Q19 above. A withdrawal would result in a refund of contributions to date for the current offering period. You can withdraw once at any time during an offering period, except within 10 business days prior to the purchase date under the offering.

Q21.	I received an email from E*TRADE asking me to tender my shares of Flexion stock, but the number of shares they show seems low. Why is that?

A:	You are only required to tender the shares you actually hold now, not ones that you might have received if you exercised options or had RSUs vest. Outstanding options and RSUs will be cancelled without any shares being issued; instead, holders of outstanding options and RSUs will receive cash and CVRs as described above, so those options and RSU shares don’t count as shares to be purchased by Pacira.

Q22.	I have additional questions about the tender offer. Where can I get more information?

A:	The email from E*TRADE has a link to Pacira’s full Offer to Purchase that describes the tender offer in minute detail, as well as providing a handy Q&A section that should address most common questions. To speak to an expert on tender offers and this transaction in particular, you can call D.F. King & Co. at 800-578-5378—they have been retained expressly for the purpose of providing answers to stockholders.

November 1, 2021

Employment-Related

Q23.	If we are offered permanent employment with Pacira but it requires us to work out of the New Jersey (or other) office, would we have the option to decline the position and still get severance payments and benefits under the CIC Plan?

A:	If you are offered employment that would require you to relocate your principal place of employment, such that your one-way commute to your new principal place of employment would exceed your one-way commute to your current principal place of employment by more than 50 miles that may constitute “Good Reason” under the CIC Plan, subject to the notice and cure provisions under the CIC Plan.

Q24.	There is currently a job posting in my area on the Pacira website. Can I apply?

A:	Pacira will determine which Flexion employees it will extend offers of employment to and whose employment will be terminated. There is no need to apply directly for any open Pacira positions prior to the closing of the transaction.

Q25.	If an employee is offered employment at Pacira, does Pacira have the right to reduce their pay?

A:	For a period of one (1) year following the closing of the transaction (the “Post-Closing Period”), Pacira has agreed in the Merger Agreement to provide to each employee who continues to be employed by Pacira the same base salary (or base wages, as the case may be) provided to such employee by Flexion and short-term cash incentive compensation opportunities (including, but not limited to, bonuses and commission opportunities) that are not less favorable, in the aggregate, than the short-term cash incentive compensation opportunities provided to such employee by Flexion. Pacira has also agreed in the Merger Agreement to provide employee benefits (including severance benefits and other health and welfare benefits) that are not less favorable, in the aggregate, than the employee benefits provided by Pacira to its own similarly situated employees.

In addition, under the Merger Agreement, Pacira will provide or cause to be provided to any continuing employee whose employment terminates during the Post-Closing Period under circumstances that would have entitled such continuing employee to severance payments and benefits under the CIC Plan with severance benefits that are not less favorable, in the aggregate, than those that would have been provided under such plan after taking into account any 2021 Bonus Payment and Waiver executed by the continuing employee (and giving credit to such continuing employee’s service with Pacira, Oyster Acquisition Company, Inc., and any of their respective subsidiaries after the closing of the transaction).

Q26.	If someone calls Flexion to confirm employment, what would Flexion say given the current circumstances?

A:	Until the closing of the proposed merger, Flexion will continue to operate as an independent company. Flexion will continue to verify employment accordingly during this period. As a matter of practice, Flexion verifies title and dates of employment only.

Other

Q27.	Could I personally purchase either my Flexion iPad or laptop computer?

A:	Pacira will have the final decision as to future hardware and the utility of these assets after the closing of the transaction.

Q28.	When will I know if I need to return any equipment to Flexion?

A:	For employees whose employment will be terminated as part of the transaction, Pacira will provide or cause to be provided additional information regarding the process for returning equipment closer to the time of termination of employment. For employees who continue to be employed by Pacira following the closing of the transaction, Pacira will provide or cause to be provided additional information regarding if/how to return equipment or exchange for Pacira equipment.

November 1, 2021

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be”, “would be”, “may”, “could” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Flexion Therapeutics, Inc. (“Flexion”) and the timing and benefits thereof, Pacira BioSciences, Inc.’s (“Pacira”) strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. These forward-looking statements are based on Pacira’s and Flexion’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Pacira’s ability to complete the transaction on the proposed terms and schedule or at all; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Flexion tender their shares in the transaction; the outcome of legal proceedings that may be instituted against Flexion and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Flexion and its products, including uncertainty of the expected financial performance of Flexion and its products, including whether the milestones will ever be achieved; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement, as well as other risks related to Pacira’s and Flexion’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Pacira’s and Flexion’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2020 and subsequent quarterly and current reports filed with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Pacira’s and Flexion’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Pacira and Flexion undertake no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events or changes in their expectations, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed acquisition, Oyster Acquisition Company, Inc., a wholly-owned subsidiary of Pacira (“Purchaser”), commenced a tender offer (the “Offer”) for the outstanding shares of common stock (“Shares”) of Flexion on October 22, 2021. This communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Flexion or any other securities. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents has been filed with the SEC by Pacira and Purchaser, and a Solicitation/Recommendation Statement on Schedule 14D-9 has been filed with the SEC by Flexion. The Offer to purchase Shares is only being made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, which is named in the tender offer statement. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Flexion under the “Investors” section of Flexion’s website at ir.flexiontherapeutics.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Pacira under the “Investors” section of Pacira’s website at investor.pacira.com.

November 1, 2021